SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. _)


                          Gulf Shores Investments, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
                         (Title of Class of Securities)

                                    40252M102
                                 (CUSIP Number)

                                    Copy To:
                             Gregory Sichenzia, Esq.
                               Lijia Sanchez, Esq.
                       Sichenzia Ross Friedman Ference LLP
                              61 Broadway, 32nd Flr
                               New York, NY 10006
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2011
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 40252M102                                            Page 2 of 6 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wan-Fang Liu
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    ROC
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     27,500,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       27,500,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,500,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    91.67% (based on 29,998,000 shares of Common Stock issued and outstanding)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 40252M102                                            Page 3 of 6 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.00001 per share (the "Shares"), of Gulf Shores Investments, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7985 113th Street, Suite 220, Seminole, FL 33772.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is filed on behalf of Wan-Fang Liu (the "Reporting Person").

     (b) The Reporting Person's residence is 11F., No. 185, Minyou 11th St., Taoyuan City, Taoyuan County 330, Taiwan (R.O.C).

     (c) The Reporting Person is the President of Natural Beauty Inc. of Shenzhen, China, which engages in the business of providing personal healthcare and SPA services. The principal business address of Natural Beauty Inc. is No.3058 Jiefang Road, Shenzhen, Guangdong, P.R.C.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subjects to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of Taiwan (R.O.C.).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On May 23, 2011, the Issuer entered into a stock purchase agreement (the "Stock Purchase Agreement") with David Dreslin, Michael Toups, Entrust of Tampa Bay FBO Edward G Mass, Entrust of Tampa Bay FBO Van Nguyen (collectively, the "Sellers"), the Reporting Persons, Yuan-Hao Chang and Pei-Chi Yang (collectively, the "Purchasers"), pursuant to which the Reporting Person purchased 75,775,000 Shares for a purchase price of $194,856.96 (the "Stock Purchase"). The source of funds was the Reporting Person's personal savings. Thereafter, the Reporting Person entered into a Return to Treasury Agreement with the Issuer, pursuant to which, 48,275,000 Shares that she beneficially owned were retired for $1.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares for investment purposes and as part of a change in control of the Issuer. In connection with the change in control, Parashar Patel was appointed the Chief Executive Officer and a member of the Board of Directors of the Issuer and I-Kai Su was appointed the Chief Financial

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 40252M102                                            Page 4 of 6 Pages
-------------------                                            -----------------

Officer of the Issuer. As of the Closing, David Dreslin submitted his resignation from his director position, such resignation to be effective 10 days after the filing and mailing of the Information Statement under Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder on May 24, 2011. On such date, Wen-Cheng Huang, Tzu-Yung Hsu, Chih-Hung Cheng, Li-Ying Tseng and the Reporting Person shall be appointed as members of the Board of Directors of the Issuer.

Except as otherwise described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 27,500,000 shares or 91.67% of the Issuer's common stock. All percentages set forth in this Schedule 13D are calculated based on 29,998,000 shares of the Issuer's issued and outstanding common stock as of May 23, 2011. The Reporting Person has the sole power to vote or dispose of all of the shares she beneficially owns.

Except as otherwise described herein, the Reporting Person has not effected any transactions with respect to the Common Stock in the past sixty days.

                                  SCHEDULE 13D
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CUSIP NO. 40252M102                                            Page 5 of 6 Pages
-------------------                                            -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number                     Description
--------------                     -----------

   99.1             Stock Purchase Agreement, dated May 23, 2011

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 40252M102                                            Page 6 of 6 Pages
-------------------                                            -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011

                                     /s/ Wan-Fang Liu
                                     ------------------------------------------
                               Name: Wan-Fang Liu